Exhibit 99.1

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

Years ended October 31, 2009 and 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Micromem Technologies Inc.

We have audited the accompanying consolidated balance sheet of Micromem Technologies Inc. (the “Company”) as at October 31, 2009, and the related consolidated statements of operations and deficit and cash flows for the year ended October 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The consolidated financial statements as at and for the years ended October 31, 2008 and 2007 and were audited by other auditors who expressed opinions without reservation on those consolidated financial statements in their report dated February 16, 2009.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at October 31, 2009 and the results of its operations and its cash flows for the year ended October 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, Micromem Technologies Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and issued our report dated February 17, 2010.

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 17, 2010

1

Comments by Auditors for Readers on Canada – U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Our report to the shareholders dated February 17, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) in the report of Independent Registered Chartered Accountants on the consolidated financial statements which references the type of opinion the auditor provided on the internal control over financial reporting. In line with this reporting standard we would report that we provided a qualified opinion on the internal controls over financial reporting. However, our report to the board of directors and shareholders dated February 17, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to the type of opinion provided by the auditor on the internal controls over financial reporting.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) in the report of Independent Registered Chartered Accountants on the internal control over financial reporting which references the type of opinion the auditor provided on the consolidated financial statements. In line with this reporting standard we would report that we provided an unqualified opinion on the consolidated financial statements. However, our report to the board of directors and shareholders dated February 17, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to the type of opinion provided by the auditor on the consolidated financial statements.

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 17, 2010

2

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Micromem Technologies Inc.

We have audited Micromem Technologies Inc.’s internal control over financial reporting as at October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

3

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at October 31, 2009 a material weakness was identified in certain of the Company’s procedures to affect the timely and complete close of its year-end financial statement which resulted in a series of journal entries being posted over the course of the audit to finalize the October 31, 2009 consolidated financial statements.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the October 31, 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at October 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We have also audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Micromem Technologies Inc. and issued our report dated February 17, 2010.

We do not express an opinion or any form of assurance on management’s assessment with regard to corrective measures that will be implemented to address the material weakness relating to reconciliation between Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America, in the financial reporting process.

Collins Barrow Toronto LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 17, 2010

4

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

As at	October 31, 2009	October 31, 2008

Assets
Current assets:
Cash and cash equivalents (Note 20)	$106,110	$475,235
Deposits and other receivables	83,486	128,911
Promissory note receivable (Note 7)	200,000	-
	389,596	604,146

Property and equipment, net (Note 8)	24,422	26,321
Deferred development costs (Note 9)	2,000,611	-
Patents, net (Note 10)	147,850	-
	$2,562,479	$630,467

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities	1,039,640	942,225

Shareholders' Equity (Deficiency):
Share capital: (Note 11)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
89,383,003 common shares ( 2008: 82,936,667)	48,494,180	44,380,134
Contributed surplus (Notes 12)	24,145,911	22,114,421
Deficit accumulated during the development stage	(71,117,252)	(66,806,313)
	1,522,839	(311,758)
	$2,562,479	$630,467

Going Concern (Note 2)
Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)
Subsequent Events (Note 20)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

For the year ended October 31, 2009 (with comparative data)

				Period from
				September 3, 1997
	October 31, 2009	October 31, 2008	October 31, 2007	to October 31, 2009
	(12 mos )	(12 mos )	(12 mos )

Costs and expenses (income):
Administration	$937,146	$604,203	$223,177	$4,503,191
Professional, other fees, and salaries (Note 14)	3,240,960	3,304,771	1,631,309	44,967,259
Research and development (Note 9)	13,880	1,063,508	682,331	8,885,520
Travel and entertainment	223,586	398,474	141,200	2,196,186
Amortization of property and equipment (Note 8)	11,567	5,210	-	361,243
Foreign exchange loss (gain)	(28,153)	52,321	135,947	103,647
Amortization of patents and trademarks	-	-	-	67,596
Operating leases	-	-	-	109,412
Loss on sale of investment	-	-	-	54,606
Write-down of investment	-	-	-	61,020
Write-down of royalty rights	-	-	-	10,000,000
Write-down of patents and trademarks	-	-	-	299,820
Interest expense	-	-	-	75,027
Loss on sale of property and equipment	-	-	-	65,460
Loss before under noted	4,398,986	5,428,487	2,813,964	71,749,987

Interest and other income	$(88,047)	$(11,762)	$(2,586)	$(652,412)

Loss before income taxes	(4,310,939)	(5,416,725)	(2,811,378)	(71,097,575)

Income taxes (Note 13)	-	-	-	19,677

Net loss for the year	(4,310,939)	(5,416,725)	(2,811,378)	(71,117,252)

Deficit accumulated during the development stage, beginning of year	(66,806,313)	(61,389,588)	(58,578,210)	-

Deficit accumulated during the development stage, end of year	$(71,117,252)	$(66,806,313)	$(61,389,588)	$(71,117,252)

Loss per share - basic and diluted	(0.05)	(0.07)	(0.04)	(1.28)

Weighted average number of shares	86,400,439	78,012,115	70,685,153	55,774,305

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the year ended October 31, 2009 (with comparative data)

				Period from
				September 03, 1997
	Oct.31, 2009	Oct.31, 2008	Oct.31, 2007	to Oct. 31, 2009
	(12 mos )	(12 mos )	(12 mos )

Cash flows from operating activities:
Net loss for the period	$(4,310,939)	$(5,416,725)	$(2,811,378)	$(71,117,252)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and trademarks		-		67,596
Amortization of property and equipment	11,567	5,210		546,463
Stock option expense	1,951,569	1,041,414	269,216	24,881,980
Loss on sale of investment	-	-		54,606
Write down of investment	-	-		61,020
Loss on disposal of property and equipment	-	-		65,460
Shares paid to supplier	173,125	-		173,125
Write-down of royalty rights	-	-		10,000,000
Write-down of patents and trademarks	-	-		299,820
Share compensation expense	-	-		7,285,696
Non-cash wages and salaries	-	-		34,000
Increase in deposits and other receivables	(154,575)	(44,254)	(25,919)	(274,889)
Increase (decrease) in accounts payable and accrued liabilities	97,415	(673,809)	946,724	1,173,855
Net cash used in operating activities	(2,231,838)	(5,088,164)	(1,621,357)	(26,748,520)

Cash flows from investing activities:
Purchase of property and equipment	(9,668)	(31,531)		(770,803)
Proceeds on disposal of property and equipment	-	-		134,458
Patents and trademarks	(147,850)	-		(515,266)
Deferred development costs	(2,000,611)			(2,000,611)
Sale of available-for-sale Investment	-	-		260,641
Royalty rights	-	-		(2,000,000)
Net cash used in investing activities	-2,158,129	-31,531		-4,891,581

Cash flows from financing activities:
Issue of common shares	4,020,842	5,350,355	1,459,230	30,566,800
Subscriptions received	-	-		598,686
Net proceeds from shareholder's loan	-	-		544,891
Loan proceeds from Avanticorp International Inc.	-	-		112,031
Rights issue costs	-	-		(76,197)
Net cash provided by financing activities	4,020,842	5,350,355	1,459,230	31,746,211

Increase (decrease) in cash and cash equivalents	(369,125)	230,660	(162,127)	106,110

Cash and cash equivalents, beginning of year	475,235	244,575	406,702	-
				-
Cash and cash equivalents, end of year	$106,110	$475,235	$244,575	$106,110

Supplemental cash flow information:
Interest paid	-	-	-	76,987
Income taxes paid	-	-	-	66,722

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2009 (with comparative data)
	Number of	Share Capital	Contributed	Deferred Share	Deficit Accumulated
	Shares		Surplus	Compensation	During
					Development stage

Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-
Exercise of director’s stock options	490,000	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-
Net loss for the year	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-
Assigned fair value of net assets	32,000,000	549,140	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-
Shareholder loan forgiven	-	-	544,891	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Net loss for the year	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-
Deferred share compensation	-	-	2,711,881	(453,219)	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-
Common shares issued pursuant to compensation agreements, March 15, 2000	901,110	4,206,447	-	-	-
Stock options issued to directors/consultants	-	-	9,681,257	-	-
Net loss for the year	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-
Deferred share compensation	-	-	(453,219)	453,219	-
Stock-based compensation	-	-	34,000	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-
Common shares issued pursuant to compensatory stock options, at	-	1,581,242	(1,581,242)	-	-
Adjustment-share compensation expenses	-	-	(677,420)	-	-
Common shares issued pursuant to compensation agreement, January 23, 2001	11,192	66,461	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-
Common shares issued under asset purchase agreement to Estancia Limited, March 14, 2001	2,007,831	8,000,000	-	-	-
Compensation shares due but not issued	-	-	1,431,545	-	-
Stock options issued to directors/consultants	-	-	4,627,752	-	-
Net loss for the year	-	-	-	-	(9,187,377)
Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	(31,836,769)

Stock options issued to directors/consultants	-	-	1,832,500	-	-
Shares issued pursuant to compensatory agreement, March 26, 2002	765,588	1,431,545	(1,431,545)	-	-
Net loss for the year	-	-	-	-	(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003	2,031,250	162,500	-	-	-
Net loss for the year	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants			318,000
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	(48,170,249)

Private placement	800,000	73,000	-	-	-
Exercise of common share warrants	3,231,250	264,500	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-
Net loss for the year	-	-	-	-	(2,314,298)
Balance at October 31, 2004	58,063,437	$32,103,787	$18,418,370	$-	$(50,484,547)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the year ended October 31, 2009 (with comparative data)
	Number of	Share Capital	Contributed	Deferred Share	Deficit Accumulated
	Shares		Surplus	Compensation	During
					Development stage

Balance, October 31, 2004	58,063,437	$32,103,787	$18,418,370	$-	$(50,484,547)

Exercise of common share purchase warrants for cash	2,431,250	206,500	-	-	-
Private placement of common shares for cash	2,342,334	1,472,500	-	-	-
Exercise of stock options	1,820,000	553,600	-	-	-
Settlement of accounts payable for common shares	62,428	43,700	-	-	-
Stock options issued to consultants/employees	-	-	1,721,742	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-
Net loss	-	-	-	-	(4,035,483)
Transfer to contributed surplus (restatement)	-	(264,000)	264,000	-	-
Balance at October 31, 2005	64,719,449	34,041,087	20,404,112	-	(54,520,030)

Exercise of stock options	3,550,000	1,064,980	-	-	-
Stock options issued to consultants/employees	-	-	2,058,560	-	-
Private placement of common shares for cash	150,000	75,000	-	-	-
Exercise of common share purchase warrants for cash	771,850	485,548	-	-	-
Net loss	-	-	-	-	(4,058,180)
Transfer to contributed surplus (restatement)	-	1,026,738	(1,026,738)	-	-
Balance at October 31, 2006	69,191,299	36,693,353	21,435,934		(58,578,210)

Exercise of stock options	1,700,000	552,000	-	-	-
Transfer from contributed surplus	-	340,122	(340,122)	-	-
Price adjustment on outstanding warrants	-	(1,326,308)	1,326,308	-	-
Stock options issued to consultants/employees	-	-	86,787	-	-
Stock options issued to Directors	-	-	96,945	-	-
Warrants issued to consultants	-	-	85,484	-	-
Exercise of common share purchase warrants for cash	477,500	191,000	-	-	-
Private placement of common shares for cash	1,577,368	716,230	-	-	-
Net loss	-	-	-	-	(2,811,378)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336		(61,389,588)

Warrants issued to consultants	-	-	23,814	-	-
Private placement of common shares for cash	4,152,296	2,980,031	-	-	-
Exercise of stock options	1,440,000	1,010,500	-	-	-
Exercise of common share purchase warrants for cash	3,671,318	1,493,527	-	-	-
Transfer from contributed surplus for stock options exercised	-	537,494	(537,494)	-	-
Transfer from contributed surplus for warrants exercised	-	1,411,792	(1,411,792)	-	-
Stock options issued to directors/consultants	-	-	1,017,600	-	-
Settlement of accounts payable for common shares.	30,000	59,100	-	-	-
Cashless exercise of warrants for common shares (Note 12(g)(ii))	646,886	-	-	-	-
Warrants issued for private placement	-	(330,957)	330,957	-	-
Common shares for services	50,000	52,250	-	-	-
Net loss	-	-	-	-	(5,416,725)
Balance at October 31, 2008	82,936,667	44,380,134	22,114,421	-	(66,806,313)

Private placement of units for cash	4,393,535	2,305,215	653,627	-	-
Exercise of stock options	1,652,801	992,417	-	-	-
Transfer from contributed surplus for stock options exercised	-	573,706	(573,706)	-	-
Common shares for services	200,000	173,125	-	-	-
Financing cost paid	-	(164,417)	-	-	-
Stock options issued to directors/consultants	-	-	1,951,569	-	-
Exercise of common share purchase warrants for cash	200,000	234,000	-	-	-
Net loss	-	-	-	-	(4,310,939)
Balance at October 31, 2009	89,383,003	$48,494,180	$24,145,911	$-	$(71,117,252)

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

1.	NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. (“Pageant”), a company subsisting under the laws of Barbados. This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (“Canadian GAAP”) which, except as outlined in Note 18, conforms with United States generally accepted accounting principles (“U.S. GAAP”).

The Company currently operates as a developer of non-volatile magnetic memory technology and has developed magnetic sensor technology applications. The Company has not generated revenue through October 31, 2009 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. The Company has incurred substantial recurring losses to date; it reports a working capital deficiency and a shareholders’ deficiency at October 31, 2009.

The Company continues to pursue its development initiatives in order to develop its technologies for commercial applications and continues to raise financing for operations as outlined in Note 11.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

2.	GOING CONCERN (cont’d)

In the ensuing fiscal year, the Company anticipates that (i) it will realize initial revenues from commercialization efforts with current strategic development partners, (ii) it will monitor the timing of incurring additional expenses in keeping with its ongoing working capital position, and (iii) it will continue to secure financing in the same manner in which it has raised financing to date.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP (except as disclosed in Note 18). The most significant accounting policies are as follows:

	a.	Principles of Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i.

Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc. and Micromem Holdings (Barbados) Inc. all of which are inactive companies.

ii.

On November 10, 2007 the Company incorporated Micromem Applied Sensors Technology, Inc. (“MAST”) as a wholly-owned subsidiary domiciled in Delaware. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various potential strategic development partners.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

iii.

On October 30, 2008, the Company incorporated 7070179 Canada Inc. as a wholly- owned subsidiary. On October 31, 2008, the Company assigned its rights, title and interests in certain patents which it previously held directly to 7070179 Canada Inc. in exchange for common shares of this subsidiary.

All intercompany investments, balances and transactions have been eliminated upon consolidation.

b.	Use of Estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made by the Company include the allowance for doubtful accounts receivable, the value of the promissory note receivable, the expected life of property and equipment, the valuation of patents, the valuation of deferred development costs incurred, the valuation of accrued liabilities and the computation of fair values of stock options and warrants using the Black Scholes option-pricing model.

c.	Financial Instruments – Recognition, Measurement, Disclosure and Presentation:

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets and financial liabilities, including derivatives, are initially measured in the balance sheet at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as held-for trading, available-for-sale, held-to- maturity, loans and receivables, or other liabilities.

Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

As a result of the adoption of these standards, the Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Operations. Accounts receivable initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

d.	Comprehensive Income:

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income ("OCI"). Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. OCI refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company does not currently have any other comprehensive income and accordingly, a statement of comprehensive income has not been presented.

e.	Foreign Currency Translation:

The functional and reporting currency of the Company is the United States dollar. The Company’s wholly-owned foreign subsidiaries are integrated foreign operations and, therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates and non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated using the three month average rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period.

f.	Cash and Cash Equivalents:

Cash and cash equivalents consist of all bank accounts and all highly liquid investments with original maturities of three months or less at the date of purchase.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	g.	Short-Term Investment:

Short-term investment consists of a secured, interest-bearing promissory note with a maturity date, as of October 31, 2009, greater than three months but less than one year and is carried at fair market value (Note 7).

	h.	Loan Impairment:

Impaired loans are accounted for at their face amount net of the allowance for loan impairment. When a loan is deemed to be impaired, its carrying amount is reduced to its estimated realizable amount which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loans. The amount initially recognized as an impairment loan, together with any subsequent change, is charged to the allowance as an adjustment. A write-off of the loan will occur when the loan is believed to have no reasonable expectation of collectability.

	i.	Inventory:

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value for parts and materials is replacement cost. The cost of finished goods and work in progress includes parts, materials, labour and an allocation of direct overhead expenses.

The Company has determined that, at October 31, 2009, the prototype units that it is developing do not constitute saleable inventory and accordingly, no inventory balances are reported.

	j.	Long-lived Assets:

Long-lived assets consist of property and equipment, patents and trademarks, royalty rights and deferred development costs.

The Company initially records the value of the long-lived assets acquired at cost. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In such circumstances, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their fair value.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

k.	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

l.	Research and Development Costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. During 2009 the Company determined that its continuing activities related to the development of its memory and sensor technology met the deferral criteria and, accordingly, these costs have been capitalized and are tested annually for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Investment tax credits (ITCs) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

m.	Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 10 years.

n.	Unit Private Placements:

Until October 31, 2008, the Company had adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. Under this residual value approach, the Company assigned 100% of the proceeds from the Unit private placement to the common shares and a nil value to the attached warrants.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

In the year ended October 31, 2009 the Company changed the estimates that it used to value the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned a value to the warrants which form part of these Unit private placements, using the relative fair value approach, calculated in accordance with the Black Scholes option pricing model.

o.	Stock-based Compensation and Other Stock-based Payments:

The Company applies the fair value based method of accounting for all stock-based payments to employees and non-employees and all direct awards of stocks. Accordingly, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock-based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options and warrants is credited to share capital and the related contributed surplus is transferred to share capital.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

p.	Income Taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	q.	Earnings or Loss Per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares and potential common shares outstanding during the year. Potential common shares consist of incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

4.	CHANGE IN ACCOUNTING POLICY

Goodwill and Intangible Assets:

Effective November 1, 2008, the Company adopted the recommendation of the CICA Handbook Section 3064 released in February 2008, “Goodwill and Intangible Assets”, in replacement of Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.

Section 3064 establishes the standards for recognizing, measuring, presenting and disclosing information applicable to goodwill after its initial recognition and to the intangible assets of profit-oriented enterprises. With respect to goodwill, Section 3064 contains the same requirements s former Section 3062.

Adoption of this standard had no significant impact on Company’s financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

5.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

	a.	Business Combinations:

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to business combination.

These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Company is currently evaluating the new section to determine the potential impact on its consolidated financial statements.

	b.	International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather an process the required information.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

6.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the twelve months ended October 31, 2009.

7.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 out of a maximum facility of $500,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. On August 1, 2009, the Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

	a.	Maturity date of September 30, 2010.

	b.	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%.

	c.	Secured by a first priority security interest over all of the assets of the private company.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

8.	PROPERTY AND EQUIPMENT

		2009
		Accumulated	Net Book
	Cost	Amortization	Value

Computer	39,882	15,460	24,422
Equipment	25,989	25,989	-

Total	65,871	41,449	24,422

		2008
		Accumulated	Net Book
	Cost	Amortization	Value

Computer	46,890	20,569	26,321
Equipment	25,989	25,989	-

Total	72,879	46,558	26,321

In 2009, the Company removed from its accounts a total of $50,616 of fully amortized assets which had been reflected in its accounts since 2004. These assets have been disposed of at nil value.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

9.	DEFERRED DEVELOPMENT COSTS

In the year ended October 31, 2009, the Company capitalized costs in the amount of $2,000,611 (2008 – nil) relating to the development of its memory and sensor technology for future commercialization. Development costs include directly related consulting fees, materials and third party costs. No amortization has been taken to date.

The breakdown of development costs that have been capitalized as follows:

Projects	Amount
Project A	$337,237
Project B	38,683
Project C	587,349
Project D	750,367
Project E	131,033
Project F	155,942
$2,000,611

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

10.	PATENTS

The Company continues to actively pursue, protect and expand its patents registered in Canada, the United States and in foreign jurisdiction.

		2009
		Accumulated	Net Book
	Cost	Amortization	Value

Patents	$151,641	$3,791	$147,850

11.	SHARE CAPITAL

	a.	Authorized and outstanding:

The Company has two classes of shares as follows:

		i.	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

		ii.	Common shares without par value – an unlimited number authorized. At October 31, 2009 the Company reports 89,383,003 outstanding common shares.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

	b.	Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan as at October 31, 2009 and changes during the periods ended on those dates is as follows:

	Options	Weighted Average
	(000)	exercise price
Outstanding, October 31, 2006	11,550.53
Granted	775.50
Expired	(300)	.80
Exercised	(1,700)	.33
Outstanding, October 31, 2007	10,325.55
Granted	2,145	1.39
Expired	(100)	.72
Exercised	(1,440)	.70
Outstanding, October 31, 2008	10,930.85
Granted	1,345	1.00
Expired	(600)	1.14
Exercised	(1,653)	.60
Outstanding, October 31, 2009	10,022.89

Cash proceeds realized during the year ended October 31, 2009 by the Company upon the exercise of a total of 1,652,801 options by officers and directors and staff totaled $992,417 (2008: 1,440,000 options exercised for proceeds of $1,010,500).

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

The following options have been granted in the 2008 and 2009 fiscal years:

Date	Number		Strike	Term	Recipient(s)
			price
			per share
March 2008	325,000		1.01	5 years	Directors
March 2008	20,000		1.12	5 years	Consultants
March 2008	350,000	(1)	1.20	5 years	New Director
August 2008	1,400,000	(2)	1.50	5 years	Director, officers, employees
April 2008	50,000		2.31	1 year	Consultants
Total	2,145,000

August 2009	1,345,000		1.00	5 years	Directors, officers, employees
Total	1,345,000

(1)

A total of 100,000 of the 350,000 stock options which were issued in March 2008 at a strike price of $1.20 per share included vesting provisions on a quarterly basis commencing in March 2008. The remaining 250,000 options were fully vested as of the issue date. These stock options were issued to a then director of the Company. In 2009, that director stepped down as a director and these stock options expired unexercised in August 2009.

(2)

A total of 200,000 of these options included vesting provisions only when certain performance milestones were achieved by the Company. These milestones were not achieved as of October 31, 2009 and no vesting of these 200,000 occurred to that date. The remaining 1.2 million options included vesting provisions on a quarterly basis commencing in August 2008.

The fair value of all options granted was estimated as of the date of grant using the Black Scholes option-pricing model with the following assumptions:

	2009	2008	2007
Expected dividends	-	-	-
Volatility factor	85%	86%-106%	51% - 97%
Risk free interest rate	2.54%	2%-5%	4.5% – 4.75%
Weighted average expected life	5 years	5 years	1 to 1.5 years

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	Expense

January 31, 2007	1,914,774
April 30, 2007	96,945
July 31, 2007	33,914
October 31, 2007	52,873

January 31, 2008	-
April 30, 2008	637,254
July 31 2008	25,229
October 31, 2008	355,117

January 31, 2009	355,117
April 30, 2009	342,000
July 31 2009	342,000
October 31, 2009	912,452

The following table summarizes information about stock options outstanding as at October 31, 2009:

Options Outstanding				Options exercisable
		Weighted average	Weighted
		remaining	Average		Weighted
Actual exercise	Number	contractual life (in	exercise	Number	Average
price	outstanding	years)	price	Exercisable	exercise price
0.72	1,927,199	0.6 years	0.72	1,927,199	0.72
0.60	315,000	3.0 years	0.60	315,000	0.60
0.80	4,290,000	1.7 years	0.80	4,290,000	0.80
1.01	325,000	3.3 years	1.01	325,000	1.01
1.12	20,000	3.4 years	1.12	20,000	1.12
1.50	1,400,000	3.8 years	1.50	1,200,000	1.50
0.63	50,000	1.1 years	0.63	50,000	0.63
0.36	350,000	2.5 years	0.36	350,000	0.36
1.00	1,345,000	4.8 years	1.00	1,345,000	1.00
TOTAL	10,022,199		0.89	9,822,199	0.88

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

	c.	Loss per share

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

	d.	Private Placements

i.

During the year ended October 31, 2008, the Company completed a series of private placement financings with a number of arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $2,980,030 subscription proceeds and issued a total of 4,152,296 common shares.

		ii.	Common share purchase warrants were attached to several of the private placements completed during 2008 as follows:

			a)	200,000 warrants at a price of $1.17 per warrant issued on July 31, 2008.

			b)	75,000 warrants at a price of $0.95 per warrant issued on August 26, 2008.

			c)	262,128 warrants issued at a price of $1.17 per warrant on September 2, 2008.

In all cases these warrants had a term of 12 months from issue date and then expire if unexercised 12 months after issue date.

iii.

In 2009 the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received proceeds from the issuance of common shares as follows:

	Units Issued	Proceeds Realized
1st Quarter	336,053	$194,465
2nd Quarter	2,777,878	1,620,397
3rd Quarter	779,604	763,980
4th Quarter	500,000	380,000
	4,393,535	$2,958,842

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

	iv.	Common share purchase warrants were attached to several of the private placements completed during 2009 as follows:

		a)	1,153,846 warrants at a price of $0.70 per warrant issued on February 11, 2009.

		b)	1,333,333 warrants at a price of $0.75 per warrant issued on April 6, 2009.

		c)	390,624 warrants issued at a price of $1.20 per warrant on May 14, 2009.

		d)	39,062 warrants issued at a price of $1.20 per warrant on May 14, 2009.

		e)	388,980 warrants issued at a price of $1.24 per warrant on May 19, 2009.

		f)	500,000 warrants issued at a price of $0.95 per warrant on August 25, 2009.

The warrants issued on May 19, 2009 had a term of four months and expired unexercised. All other warrants issued in 2009 have a 12 month term from issue date. The 39,062 warrants issued on May 14th are broker warrants issued to the advisor who secured financing for the Company. A charge to share capital in the amount of $14,297 has been recorded in the accounts in accordance with the Black Scholes option-pricing model with respect to these broker warrants.

e.	Bridge Loans:

i.

On September 16, 2007 the Company secured a 30-day bridge loan from an arm’s length investor in the amount of $505,000. The bridge loan was repaid in October 2007. The Company paid a 5% financing fee to arrange the bridge loan and issued 250,000 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. The Company recorded a non-cash expense of $85,484 with respect to these warrants, representing the estimated fair value as of the issue date. The warrants were exercised in September 2008 and the Company issued 250,000 common shares and realized proceeds of $125,000.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

ii.

In January 2008 the Company secured a 30-day bridge loan of $200,000 from an arm’s length investor. The interest rate on the bridge loan was 4%. As additional consideration, the Company issued 100,000 common share purchase warrants at a strike price of $0.60 per share. The Company recorded a non-cash expense of $23,814 with respect to these warrants, representing the estimated fair value as of the issue date. The warrants had a one year term and expired in February 2009 unexercised. The bridge loan was repaid in February 2008.

iii)	The fair value of the warrants issued with respect to the bridge loan was estimated using the Black Scholes option-pricing model with the following assumptions:

	2007	2008
	Loan	Loan
Expected dividends	-	-
Volatility factor	51% - 97%	51% - 97%
Risk-free interest rate	4.25%	4.25%
Weighted average expected life	1 year	1 year

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

	f.	Warrants:

A summary of the outstanding common share purchase warrants as of the Company’s fiscal year-ends and the changes during the periods are as follows:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Issued with respect to 2004-2005 Unit private placements (i)	4,048,818	$0.40
Issued with respect to financial advisory services agreement in 2005 (ii)	800,000	$0.40
Balance outstanding at October 31, 2006	4,848,818	$0.40
Exercised in 2007 (i)	(477,500)	$0.40	$191,000
Expired in 2007 (i)	(150,000)	$0.40	-
Issued in 2007 (iii)	250,000	$0.50
Balance outstanding at October 31, 2007	4,471,318	$0.40
Exercised in 2008 (i)	(3,421,318)	$0.40	$1,368,527
(ii)	(800,000)	$0.40	nil
(iii)	(250,000)	$0.50	$125,000
Issued with respect to
2008 Unit private placement (iv)	537,128	$1.14
Issued with respect to bridge loan (v)	100,000	$0.50

Balance outstanding at October 31, 2008	637,128	$1.04
Exercised (v)	(200,000)	$1.17	$234,000
Expired (vi)	(826,108)	$1.10
Granted(vii)	3,805,845	$0.86
Balance outstanding at October 31, 2009	3,416,865	$0.82

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

(i)

These warrants were initially issued in 2004-2005 as part of Unit private placement financings which the Company completed at that time. The Company ultimately extended the expiry dates of these warrants to June 2008 and revised the strike price in each case to $0.40 per warrant. When these warrants were exercised the original charge recorded to share capital and the offset to contributed surplus reflecting these extensions and price adjustments was then reversed. These charges were calculated in accordance with the Black Scholes option pricing model.

(ii)

The Company entered into a financial advisory services agreement in June 2005 and issued 800,000 common share purchase warrants as consideration. The strike price of the warrants was ultimately established as $0.40 per warrant with an expiry date of June 2008. The agreement provided for the cashless exercise of these warrants. In May 2008 these warrants were exercised. The price of the Company’s common shares upon the date of exercise was $2.09 per share and the Company issued 646,886 common shares for nil proceeds to discharge the 800,000 warrants exercised.

(iii)

These warrants were issued in connection with the bridge loan financing described above in Note 11(f)(i). When these warrants were exercised the charge originally recorded to contributed surplus was reversed to share capital.

	(iv)	These warrants were issued with respect to the private placements referred to above in Note 11 (e) (i).

	(v)	These warrants were issued as above in Note 11 (f) (ii)).

(vi)	These warrants are the warrants issued in 2008 per Note 12 (f) (ii) and in 2009 per Note 11 (e) (iv) which were unexercised at their maturity date and expired.

(vii)	Warrants issued as per Note 11 (e) (iv).

g.	Settlement of Accounts Payable:

In June 2008 the Company settled certain accounts payable outstanding with an arm’s length research contractor. It provided cash consideration of $125,000 and 30,000 common shares valued at $59,100 to fully settle the balance due to the contractor.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

11.	SHARE CAPITAL (Cont’d)

	h.	Shares Issued Under Service Contract

In September 2008 the Company entered into a 12 month contract with an arm’s length contractor. Under the terms of the contract the Company committed to a monthly cash payment of $13,500. As additional consideration the Company agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. The Company renegotiated the contract effective in May 2009 thereby reducing the required monthly cash payment to $7,500 and the monthly common share issuance to 12,500 shares. In total, the Company issued 250,000 common shares under the terms of the contract and recorded a non-cash expense of $225,375 reflecting the respective market price of the shares at the issue dates. The contract was not renewed in September 2009.

12.	CONTRIBUTED SURPLUS

Balance at October 31, 2006 as previously reported	$22,462,672
Reclassification to share capital relating to exercise of stock options (i)	(1,026,738)
Balance at October 31, 2006 as revised	$21,435,934
Stock compensation expense relating to stock options issued	183,732
Stock options exercised	(340,122)
Common share purchase warrants issued	85,484
Charge relating to repricing of warrants (ii)	1,326,308
Balance at October 31, 2007	$22,691,336
Stock compensation expense relating to stock options issued	1,017,600
Stock options exercised	(537,494)
Common share purchase warrants issued	354,771
Common share purchase warrants exercised	(1,411,792)
Balance at October 31, 2008	$22,114,421
Stock compensation expense relating to stock options issued	1,951,569
Stock options exercised	(573,706)
Common share purchase warrants issued	653,627
Balance at October 31, 2009	$24,145,911

(i)	The Company has restated $1,026,738 from contributed surplus to share capital as of October 31, 2006 representing the fair value of the stock options exercised in 2005-2006.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

12.	CONTRIBUTED SURPLUS (Cont’d)

The Company recorded this charge to contributed surplus with an offset to share capital reflecting the repricing of the warrants relating to the 2004-2005 Unit private placements described above.

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus as reported at October 31st include:

		2009	2008

a.	Amount relating to loan forgiveness at inception of the Company	$544,891	$544,891
b.	Stock options compensation related	22,507,138	21,129,275
c.	Common share purchase warrants	1,093,882	440,255
		$24,145,911	$22,114,421

13.	INCOME TAXES

a.

The Company has non-capital losses of approximately $13.5 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2009 the tax losses expire as follows:

	Canada	Other Foreign	Total
2010	1,178,000	-	1,178000
2014	943,000	-	943,000
2015	2,968,000	-	2,968,000
2026	2,221,000	-	2,221,000
2027	1,867,000	-	1,867,000
2028	-	48,000	48,000
2029	2,569,000	1,740,000	4,309,000
	$11,746,000	$1,788,000	$13,534,000

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

13.	INCOME TAXES (Cont’d)

b.

Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets and liabilities are as follows:

	10/31/09	10/31/08	10/31/07
Unused non-capital losses	$3,925,000	$3,255,780	$4,375,299
Valuation allowance	(3,925,000)	(3,255,780)	(4,375,299)
	$-	$-	$-

c.	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	10/31/09	10/31/08	10/31/07
Consolidated accounting loss before income taxes	(4,310,939)	(5,416,725)	(2,811,378)
Add non-deductible items	2,024,058	1,067,414	440,463
Loss for tax purposes	(2,286,881)	(4,349,311)	(2,370,915)
Statutory rates	33%	33%	36%
Expected tax recovery	757,000	1,435,273	853,529
Tax benefit not recognized	(757,000)	(1,435,273)	(853,529)
	-	-	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

	a.	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. During the year, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($138,645 U.S. funds at year-end exchange rate). At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is two million common shares. The Company determined that the compensation expense in fiscal 2009 was $150,000 Canadian funds ($129,149 U.S. funds at average exchange rates) under this agreement (2008: $501,278 Canadian funds or $416,171 U.S. funds).

In 2009 the Chairman was awarded a total of 150,000 common stock options at a strike price of $1.00 per common share (2008 and 2007: no options were awarded).

The total compensation paid to the Chairman during the year is summarized as follows:

	Cash Compensation	Stock Option Expense
2009	$129,149	$101,760
2008	416,171	-
2007	309,232	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

	b.	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2007 - 2009 is as follows:

	Cash Compensation	Stock Option Expense
2009	$ 625,576	$ 407,040
2008	$ 825,748	$ 637,835
2007	$ 563,000	$ 105,000

The above-noted compensation has been included in the Consolidated Statement of Operations, and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

	2009	2008	2007
Professional and other fees	$845,533	$2,021,786	$1,250,984
Salaries and wages	443,858	241,571	111,109
Stock compensation expense	1,951,569	1,041,414	269,216
	$3,240,960	$3,304,771	$1,631,309

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

	c.	Cost sharing agreements:

The Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

	Rent	Salaries	Other	Total
2009	$17,177	$289,897	$11,541	$318,615
2008	30,000	242,000	1,000	273,000
2007	20,000	121,000	3,000	144,000

In 2009 the gross amount of these expenses was $425,560 and the Company re-billed $106,945 of these costs to these related companies. At October 31, 2009 the Company reports $157,774 of balances due from such parties for these expenses and has reserved $140,674 due to uncertainty of collection.

15.	COMMITMENTS

	a.	License Agreement:

In June 2005, the Company signed a license agreement (“the License Agreement”) with the University of Toronto (“UofT”) and the Ontario Centres of Excellence (including MMO and CITO) (collectively “OCE”) whereby:

		•	OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.

		•	The Company acquired exclusive worldwide rights to the technology and patent rights related to the MRAM technology developed at the UofT.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

15.	COMMITMENTS (Cont’d)

	•	The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

In consideration for the rights and licenses granted, the Company has agreed to pay to the UofT:

		i.	4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

		ii.	1% of net sales thereafter.

	•	If the Company sublicenses any rights granted herein to any non-affiliate:

i.

in combination or association with the Company’s intellectual property, the UofT shall receive 10% of any net fees and/or net royalties that shall be received by the Company in respect of any licenses involving both the rights granted and such Micromem intellectual property;

ii.

For all other sublicenses of the rights granted to any non-affiliate, the UofT shall receive 20% of any net fees and/or net royalties that may be received by the Company in respect of such sublicenses.

iii.

Net fees and/or net royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000); thereafter the Company shall pay half of the amounts as otherwise noted above.

•

At any point after which the Company has paid the UofT five hundred thousand Canadian dollars (CDN$500,000), the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of five hundred thousand Canadian dollars (CDN$500,000) and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months. The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company’s obligation to pay royalties as otherwise calculated shall be waived by the UofT.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

15.	COMMITMENTS (Cont’d)

•

As a condition to entering the License Agreement the Company agreed to a research agreement with a funding commitment of five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the inventions and the Company’s intellectual property. In August 2005, the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this research agreement.

b.	Operating Leases:

The Company has operating lease commitments which expire in 2010 in respect of its head office. The future minimum annual lease payments in 2010 are approximately $113,000.

c.	Employment and Consulting Contracts:

The Company has entered into an employment agreement with the Chairman through December 31, 2010 as outlined in Note 14 (a) which stipulates an annual minimum obligation of $150,000 Canadian funds ($129,149 U.S. at average exchange rates). The Company reported $129,149 of cash compensation with respect to this employment agreement in 2009.

In May 2008, the Company entered into agreements with the President, the Chief Financial Officer and the President of the Company’s subsidiary, MAST. These agreements stipulated cash compensation obligations as below:

Remaining
Individual	Term	Annual Obligation
President	6 months	$76,000 Canadian Funds
Chief Financial Officer	6 months	$75,000 Canadian Funds
President – MAST	19 months	$323,000

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

15.	COMMITMENTS (Cont’d)

	d.	Short-term contracts:

The Company has entered into short-term consulting contracts as follows:

		i.	Strategic Solutions, a U.S.-based engineering consulting firm, whereby it has committed to monthly payments of approximately $46,000; this contract expired in December 2008.

ii.

DAL, a U.S.-based design/consulting firm (whose major shareholder is a director of the Company) whereby it has committed to monthly payments of approximately $38,000; this contract expired in December 2008. DAL continues to invoice the Company for services rendered on a project-by-project basis.

	e.	Supplier Commitments:

In 2008, the Company entered into an agreement with a supplier which provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through 2009. The Company paid $370,000 to this supplier in 2008, and an additional $400,000 in 2009 under the terms of this agreement. No additional expenditure under the terms of this agreement are currently contemplated. In January 2009, the Company received $250,000 of insurance proceeds with respect to a shipment of sample prototype boards that were damaged in transit from the supplier to a sub-contractor. These proceeds have been recorded in the accounts as a reduction of development costs capitalized in 2009.

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. At October 31, 2009, the Company has paid a total of $131,000 to the supplier and reflects $274,000 in outstanding accounts payable in respect of these working arrangements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

16.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

Certain interests under the Agreement with Estancia reverted to Estancia on March 9, 2004. On this basis, to the extent that future revenues are generated by the Company relating directly and specifically to the Vemram Patents, the Company is obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

	a.	Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

	b.	Foreign currency balances

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2009	2008
Cash and cash equivalents	$90,307	$22,066
Deposits and other receivables	83,486	122,447
Accounts payable and accrued liabilities	450,342	923,367

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

	c.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Market Risk:

		i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in net liabilities position. The management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $20,565 (2008 – $70,805) due to a reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at October 31, 2009 would have had the equal but opposite effect.

		ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents, and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at October 31, 2009, the Company reports a working capital deficiency of $650,044 and has certain financial commitments (Note 15), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conforms in all material respects with U.S. GAAP except for the accounting for development costs and prior valuations of Unit private placements. These are discussed below:

a.	Development costs:

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet criteria for deferral are capitalized.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	b.	Valuation of Unit private placements:

During the year ended October 31, 2009, the Company, for Canadian GAAP purposes, started estimating the value of common shares and the warrants included in the Unit private placement financings using relative fair value method. It assigned a value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option pricing model.

Under U.S. GAAP, the valuation of the shares and warrants have always been determined using the relative fair value approach. The above difference has no effect on aggregate shareholders’ equity.

	c.	Subsequent events

The Company has evaluated subsequent events from the end of the most recent fiscal year through February 17, 2010, the date the consolidated financial statements were issued.

	d.	A reconciliation between Canadian and U.S. GAAP in these financial statements is as follows:

Balance sheet		2009			2008
	Balance		Balance	Balance		Balance
	Camadian			Candian
	GAAP	Adjustment	U.S. GAAP	GAAP	Adjustment	U.S. GAAP

Current assets	$389,596	$-	$389,596	$604,146	$-	$604,146
Property and equipment	24,422	-	24,422	26,321	-	26,321
Deferred development costs	2,000,611	(2,000,611)	-	-	-	-
Patents	147,850	-	147,850	-	-	-
	$2,562,479	$(2,000,611)	$561,868	$630,467	$-	$630,467

Accounts payable and accrued liabilities	1,039,640	-	1,039,640	942,225	-	942,225

Share capital	48,494,180	(400,659)	48,093,521	44,380,134	(463,194)	43,916,940
Contributed surplus	24,145,911	400,659	24,546,570	22,114,421	463,194	22,577,615
Deficit	(71,117,252)	(2,000,611)	(73,117,863)	(66,806,313)	-	(66,806,313)
	$2,562,479	$(2,000,611)	$561,868	$630,467	$-	$630,467

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

Loss for the years	2009	2008	2007

Net loss for the year - Canadian GAAP	$(4,310,939)	$(5,416,725)	$(2,811,378)
Development cost expensed per U.S. GAAP	(2,000,611)	-	-
Net loss for the year year - U.S. GAAP	$(6,311,550)	$(5,416,725)	$(2,811,378)
Loss per share - basic and dilluted under U.S. GAAP	(0.07)	(0.07)	(0.04)

Cash flows	2009	2008	2007
Cash flow from operating activities per Canadian GAAP	$(2,231,838)	$(5,088,164)	$(1,621,357)
Expenditure of development costs per U.S. GAAP	(2,000,611)	-	-
Cash flow from operating activities per U.S. GAAP	$(4,232,449)	$(5,088,164)	$(1,621,357)

Cash flow from investing activities per Canadian GAAP	$(2,158,129)	$(31,531)	$-
Expenditure of development costs per U.S. GAAP	2,000,611	-	-
Cash flow from investing activities per U.S. GAAP	$(157,518)	$(31,531)	$-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	e.	Adoption of new accounting polices

In May 2009 the Financial Accounting Standard Board (“FASB”) issued an accounting pronouncement establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the balance sheet date the financial statements are issued or available to be issued. In particular, the pronouncement requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparations process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The pronouncement also requires entities to disclose the date through which subsequent events have been evaluated. The pronouncement was effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of the pronouncement, as required, and adoptions did not have a material effect on the Company’s consolidated financial statements taken as a whole.

In June 2009 the FASB issued an accounting pronouncement that will be the single source of authoritative non-governmental U.S. GAAP. Rules and interpretative releases of the SEC under authority on federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. This pronouncement is effective for interim and annual periods ending after September 2009. All existing accounting standards are superseded as described in this pronouncement. All other accounting literature not included in this codification is non- authoritative. The adoption of this pronouncement has not had a material impact on the preparation of the Company’s consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

f.	Accounting for uncertainty in income taxes

FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under FIN 48 is a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the related tax authority. The Company has not adopted FIN 48 for Canadian GAAP purposes. Based on the Company’s assessment, the adoption of FIN 48 would not have a significant impact on the Company’s financial statements for purposes of reconciling Canadian GAAP to U.S. GAAP.

19.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor application. There is one predominant market segment being the North American market for such technology.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

October 31, 2009 and 2008

20.	SUBSEQUENT EVENTS

The following subsequent events are noted as of February 17, 2010:

a)

The Company raised an additional $1,243,045 through Unit private placements and issued 2,448,720 Units. Each Unit consists of one common share and one share purchase warrant. Of this total, the Chairman of the Company subscribed for 341,000 Units at a Unit price of $0.44 per Unit and the Company realized proceeds of $150,000.

b)

The Company extended by 12 months to November 2010, the expiry date on 100,000 common stock options held by an independent director. The exercise price of the options remained at $0.60 per share, approximating the market price on the extension date.

21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

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